Butterfield 2017 Annual General Meeting

SUPPLEMENTAL PROXY STATEMENT INFORMATION

Hamilton, Bermuda and New York, NY-20 April 2017: On 27 March 2017, the Bank of N.T. Butterfield & Son Limited (“Butterfield”) (NYSE: NTB | BSX: NTB.BH) distributed a proxy statement (the “Proxy Statement”) and related proxy material soliciting votes from its shareholders in connection with its upcoming Annual General Meeting which will be held on Friday, 28 April 2017.

The following information is to provide Butterfield shareholders with supplemental information related to Proposal 4: Election of Directors, and in particular the proposal to elect E. Barclay Simmons as a Director.

Proposal 4: Election of Directors, requests the following shareholder approval for each of the following nominees:

To elect each of E. Barclay Simmons, Michael Collins, Alastair Barbour, James F. Burr, Caroline Foulger, Conor O’Dea, Wolfgang Schoellkopf, John Wright, and David Zwiener as a Director of the Bank to hold office until the close of the 2018 Annual General Meeting or until his or her successor is elected or appointed.

Director Independence Assessment

In September 2016, Butterfield completed an initial public offering (“IPO”) of its voting ordinary shares on the New York Stock Exchange (the “NYSE”). Prior to the IPO, Butterfield’s voting ordinary shares were listed on the Bermuda Stock Exchange (the “BSX”). Following the IPO, Butterfield’s ordinary voting shares are listed on both the BSX and the NYSE. As a dual-listed company, Butterfield is subject to the rules of both the BSX and the NYSE. As a foreign private issuer, Butterfield is permitted by the listing rules of the NYSE to follow “home country” corporate governance practices in lieu of the corporate governance standards applicable to US NYSE-listed companies. As stated in Butterfield’s Annual Report on Form 20-F, the Board deemed Mr. Simmons to be independent under its corporate governance guidelines, which are consistent with Bermuda corporate governance practices. On the basis of the Board’s independence assessment, Mr. Simmons currently serves as a member of Butterfield’s Corporate Governance Committee and Compensation & Human Resources Committee.

Corporate Governance Committee and Compensation & Human Resources Committee

Notwithstanding the independence assessment noted above, Mr. Simmons has elected the step down as a member of Butterfield’s Corporate Governance Committee and Compensation & HR Committee effective today. Mr. David Zwiener was appointed as a member of the Compensation & Human Resource s Committee effective today. As such, each of these committees is composed entirely of independent directors under Butterfield’s corporate governance guidelines. These committee members would also be deemed independent under the NYSE rules applicable to US-listed companies.

External Public Company Directorships

With respect to Alastair Barbour’s candidacy, Mr. Barbour serves on the boards of directors of six public companies. In assessing Mr. Barbour’s service to the Butterfield Board, the Board has affirmatively determined that Mr. Barbour’s simultaneous service has not and is not expected to impair his ability to effectively serve on the Butterfield Board.

-ENDS-

Forward-Looking Statements
This supplemental proxy information contains forward-looking statements by Butterfield. Forward-looking statements may generally be identified by the use of words such as "anticipate," "believe," "expect," "intend," "plan," and "will" or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. As a result, actual events may differ materially from those expressed in or suggested by the forward-looking statements. Any forward-looking statement made by Butterfield in this supplemental proxy information speaks only as of the date hereof. New risks and uncertainties come up from time to time, and it is impossible for Butterfield to predict these events or how they may affect it. Butterfield does not intend to update any forward-looking statements after the date hereof, except as required by law.

About Butterfield
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from six jurisdictions: Bermuda, the Cayman Islands and Guernsey, where our principal banking operations are located; and The Bahamas, Switzerland and the United Kingdom, where we offer specialised financial services. Banking services comprise retail and corporate banking. Wealth management services are composed of trust, private banking, and asset management. In Bermuda and the Cayman Islands, we offer both banking and wealth management. In Guernsey, The Bahamas and Switzerland, we offer wealth management. In the UK, we offer residential property lending. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.

Media Relations Contact
Mark Johnson
Vice President, Group Head of Communications
The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 1624
Cellular: (441) 524 1025
Fax: (441) 295 3878
E-mail: mark.johnson@butterfieldgroup.com